UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

TENFOLD CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

88033A 10 3 (CUSIP Number)

March 30, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 88033A 10 3	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON SS or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Stephen H. Coltrin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

2,519,322
6 SHARED VOTING POWER

NONE
7 SOLE DISPOSITIVE POWER

2,519,322
8 SHARED DISPOSITIVE POWER

NONE

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,519,322
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

Approximately 5.1%
12	TYPE OF REPORTING PERSON*

IN

SCHEDULE 13G	Page 3 of 5 Pages

Item 1.	(a)	Name of Issuer

TenFold Corporation

	(b)	Address of Issuer’s Principal Executive Offices

698 West 10000 South, South Jordan, Utah 84095

Item 2.	(a)	Name of Person Filing

Stephen H. Coltrin

	(b)	Address of Principal Business Office or, if none, Residence

801 Floral Vale Blvd. Yardley, Pennsylvania 19067

	(c)	Citizenship

United States

	(d)	Title of Class of Securities

Common Stock, par value $0.001 per share

	(e)	CUSIP Number

88033A 10 3

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not Applicable

Page 4 of 5 Pages

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially Owned

Shares of Convertible Preferred Class A Stock convertible into 1,612,887 shares of Common Stock, warrants to purchase 806,435 shares of Common Stock, and options to purchase an additional 100,000 shares of Common Stock.

(b) Percent of Class

Approximately 5.1%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote 2,519,322

(ii) shared power to vote or to direct the vote None

(iii) sole power to dispose or to direct the disposition of 2,519,322

(iv) shared power to dispose or to direct the disposition of None

Instruction:	For computations regarding securities which represents a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2006	/s/ Stephen H. Coltrin
By: Stephen H. Coltrin